

July 20, 2010

Via U.S. mail and facsimile to (205) 326-4922

Hardie B. Kimbrough, Jr.
Executive Vice President and Controller
Regions Financial Corporation
1900 Fifth Avenue North
Birmingham, AL 35203

> **Re:** **Regions Financial Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **File No. 000-50831**

Dear Mr. Kimbrough:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Credit Losses, page 95

1. We note your response to prior comment one from our letter dated June 10, 2010, including your statement that "<u>there are no other consumer programs where [the Company] offers concessions requiring reporting as a TDR</u>." Please tell us whether you have other consumer loan modification program(s) in addition to the CAP program. If so, please tell us and revise future filings to disclose the key features of all other loan modification program(s), including the types of modifications made (e.g. interest rate reduction, principal forgiveness, etc.), quantify the loans by loan type modified under the program(s), describe whether you expect to collect full

    contractual principal and interest on these modified loans, and clarify whether the program(s) provides short-term or long-term, or both, modifications.

2. We note your response to prior comment one from our letter dated June 10, 2010 regarding loan modifications made on commercial and investor real estate loans ("business services loans"). Please address the following:
   a. Tell us and revise your proposed disclosure to clarify whether all loan modifications made on business services loans are considered to be troubled debt restructurings (TDR), and thus are disclosed in your TDR disclosure, or whether you have additional business services loans modification programs that you do not consider to be TDRs.
   b. If you do have other loan modification program(s) that you do not consider to be TDR programs, please disclose the key features of the program(s) including the types of modifications made, quantify the loans by loan type modified under the program(s), describe whether you expect to collect full contractual principal and interest on these modified loans, and clarify whether the program(s) provides short-term or long-term, or both, modifications.
   c. Please clarify whether you have formal policies related to any of your business services loans modification programs.

3. We note your response to prior comment two from our letter dated June 10, 2010, including your statement that none of your modified consumer loans in your TDR disclosures were collateral-dependent at the time of modification. Please further modify your proposed disclosure to address the following:
   a. Clarify whether you have any loans that are considered troubled debt restructurings (TDR) under the CAP program that are currently collateral-based. If so, please disclose the amount and success rate of such loans.
   b. Clarify the circumstances under which you made loan modifications under each of your other loan modification programs. To that extent, please address whether any of the loans were collateral-dependent, impaired, etc. at the time of modification.

4. We note your response to prior comment four from our letter dated June 10, 2010. You state in your response that "most of the loans modified under the [CAP] program have never been on nonaccrual. Accordingly, given the positive impact of the restructuring on the likelihood of recovery of cash flows due under the modified terms, accrual status continues to be appropriate for these loans." Please address the following:
   a. Further revise your proposed disclosure to specifically disclose all of the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest.
   b. For your troubled debt restructurings (TDR) that accrue interest at the time the loan is restructured, tell us in more detail how you determined the borrower was experiencing a "financial hardship" and, thus, the modification constitutes a TDR. For example, tell us whether a detailed review of the borrower's financial condition was performed at the time of restructuring to support your determination.

Form 10-Q for the period ended March 31, 2010

<u>Note 7. Goodwill, page 17</u>

5. We note your response to prior comment seven from our letter dated June 10, 2010, regarding your discount rate and projected cash flows used in your goodwill impairment analysis. You disclose that the decrease in your discount rate was due primarily to "reductions in the company-specific risk premium, which was lowered as a result of updated forecasts that reduced uncertainty from the projected cash flows." However, you also state in response to bullet point "c" that cash flow projections are produced for internal use and are not publicly disclosed. Given your continued net operating losses and the fact that you continue to participate in the U.S. Treasury's TARP program, please tell us in greater detail specifically how you are able to support a decrease in the discount rate used in your goodwill impairment calculation. As part of your response, we again request that you tell us the cash flows used in your calculation. Please note that you may request confidential treatment under Rule 83 for any portion of your response.

6. We note your response to prior comment seven from our letter dated June 10, 2010. Specifically, we note that the revenue growth rate you used in your goodwill impairment analysis increased significantly, from 3.9% at June 30, 2009 to 6.6% at March 31, 2010. You state in your response that the primary reason for this increase is due to the "abnormally low base-year revenue to which each updated projection is compared." Please explain in greater detail what you mean by this statement, and how it factors into your determination of an appropriate growth rate.

7. We note your response to bullet points "d", "e" and "f" of prior comment seven from our letter dated June 10, 2010. We note in your response and proposed disclosures that you state there is a general "uncertainty" with any long-term projections used in your analysis, and discuss general economic and industry factors that could potentially result in a negative impact to your goodwill impairment analysis. Please further expand your proposed disclosures to discuss <u>specific</u> factors, trends or other uncertainties that relate directly to your Company and operations that could reasonably be expected to negatively affect your key assumptions and analysis.

8. Please tell us and revise future filings to disclose the ratio of fair value to book value for each of your reporting segments that has a goodwill balance outstanding at any period end presented (e.g. General Banking/Treasury, Investment Banking/Brokerage Trust, Insurance).

     You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3474 with any other questions.

                     Sincerely,

                     Sharon Blume
                     Assistant Chief Accountant